                                                                 EXHIBIT (a)(13)


                                      AIMCO

                             AIMCO PROPERTIES, L.P.
                           c/o The Altman Group, Inc.
                                  P.O. Box 238
                               Lyndhurst, NJ 07071
                                 (800) 467-0821


                                                          April 27, 2005

Dear Limited Partner:

         We recently mailed you tender offer documents offering to purchase your units of limited partnership interest in Century Properties Fund XIX for $261.28 per unit in cash. Our offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2005, and in the related Letter of Transmittal (collectively, together with any supplements or amendments, our "Offer").

         WE HAVE EXTENDED OUR OFFER UNTIL MIDNIGHT, NEW YORK CITY TIME, ON MAY 31, 2005, AND HAVE ISSUED A PRESS RELEASE ANNOUNCING THE EXTENSION. Our Offer was previously scheduled to expire on April 27, 2005.

         IN ADDITION, WE HAVE INCREASED OUR OFFER PRICE TO $300.00 PER UNIT IN CASH AND HAVE ISSUED A PRESS RELEASE ANNOUNCING THE INCREASE IN OUR OFFER PRICE. The increased price will be paid for all units accepted for payment pursuant to the Offer, whether or not the units were tendered prior to the increase.

         If you retain your units, you will continue to be a limited partner. If you elect to remain in the partnership until termination, you will continue to participate in the partnership distributions, if any, and the tax effects of the partnership's results.

         If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

                                                          Sincerely,

                                                          AIMCO Properties, L.P.